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                           June 14, 2021

       Daniel O   Connell
       Chief Executive Officer
       Acumen Pharmaceuticals, Inc.
       427 Park St.
       Charlottesville, VA 22902

                                                        Re: Acumen
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 9, 2021
                                                            File No. 333-256945

       Dear Mr. O   Connell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Use of Proceeds, page 78

   1. Refer to comment 5 from our letter dated May 10, 2021. Please disclose your intended use of the proceeds
from the offering. Your disclosure should describe how far the proceeds are expected
to enable you to progress in the clinical development of ACU193.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Daniel O   Connell
Acumen Pharmaceuticals, Inc.
June 14, 2021
Page 2

       You may contact Jeanne Bennett at 202-551-3606 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameDaniel O   Connell
                                                        Division of Corporation
Finance
Comapany NameAcumen Pharmaceuticals, Inc.
                                                        Office of Life Sciences
June 14, 2021 Page 2
cc:       Darren DeStefano
FirstName LastName